TRINIDAD

ENERGY SERVICES INCOME TRUST



05008322

82-34867

May 12, 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 20 2005
WASH., D.C.
202
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's First Quarter Results, March 31, 2005. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

Per: Jenna Francom

E. Tara Wood
Executive Assistant

TRINIDAD

ENERGY SERVICES INCOME TRUST


SEC MAIL
RECEIVED
PROCESSING
MAY 2 1 2005
SECTION

FOR IMMEDIATE RELEASE: Wednesday, May 11, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FIRST QUARTER RESULTS – MARCH 31, 2005

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three months ended March 31, 2005, and its outlook based on information available as at May 4, 2005. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2004. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements.

FINANCIAL HIGHLIGHTS	**Three months ended March 31,**	
(thousands except unit and per unit data – Unaudited)	**2005**	2004
Revenue	**74,115**	32,220
Gross margin	**34,453**	14,156
EBITDA (1)	**29,736**	9,522
Per unit (diluted)	**0.58**	0.32
Cash flow before change in non-cash working capital (2)	**28,564**	11,199
Per unit (diluted)	**0.56**	0.38
Distributions paid and declared	**9,105**	4,292
Distributions paid and declared per unit (basic)	**0.18**	0.15
Payout ratio	**32%**	38%
Net earnings	**15,978**	4,000
Per unit (diluted) (3)	**0.31**	0.13
Units outstanding – basic (weighted average)	**49,995,385**	29,096,982
Units outstanding – diluted (weighted average)	**51,103,279**	29,788,499
OPERATING HIGHLIGHTS		
Operating days – drilling	**3,544**	1,868
Rate per drilling day	**20,121**	16,482
Utilization rate – drilling	**76%**	87%
CAODC industry average	**71%**	73%
Drilling rigs operating	**52**	31
Utilization rate for service rigs	**69%**	57%
Service rigs operating	**9**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.
(2) Readers are cautioned that Cash flow before changes in non-cash working capital does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash flow before changes in non-cash working capital on a consistent basis for each reporting period.
(3) Includes trust units issued upon conversion of exchangeable shares.

OVERVIEW

During the first quarter of 2005 industry activity reached record levels. Strong fundamentals and Trinidad's operational performance have continued to allow Trinidad to add to its base of contracted rigs and to outperform the industry in terms of rig utilization. Trinidad's first quarter results reflect this stronger industry activity level, the successful integration of past acquisitions and deployment of newly built rigs. In addition, Trinidad completed and put into operation a new telescopic double drilling rig during the first quarter. The combined fleet of fifty two drilling rigs performed very well in the first quarter and has allowed Trinidad to deliver exceptional operating and financial results. The first quarter began extremely strong with January and February achieving high utilization rates. Warm weather conditions in March caused early spring break up forcing utilization levels down for the quarter. The early spring break up has left pent up demand from oil and gas companies that did not get their drilling programs completed, which we anticipate will materialize throughout the second and third quarters.

In the first quarter, we announced the building of six new diesel electric rigs to be deployed in the United States. These rigs are expected to be completed in the latter half of 2005 and into 2006 and are backed by take or pay contracts which provide for committed days and drilling rates over the next three years.

Trinidad is focused on delivering operational and safety performance maximizing the efficiency of our drilling operations. As a result, the Trust has been rewarded with better utilization from its customers.

	2005	2004				2003			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial Highlights									
Revenue	**74.1**	58.8	30.4	17.1	32.2	24.1	17.8	6.5	13.9
Gross margin	**34.5**	26.8	11.9	4.0	14.1	10.9	6.6	1.3	5.1
Net earnings (loss)	**16.0**	15.1	1.4	0.3	4.0	1.1	2.1	(0.7)	2.1
Earnings (loss) per unit									
Basic	**0.32**	0.33	0.04	0.01	0.14	0.04	0.10	(0.04)	0.20
Diluted	**0.31**	0.33	0.04	0.01	0.13	0.04	0.09	(0.04)	0.20
Operating Highlights									
Operating days – drilling	**3,544**	3,011	1,898	1,052	1,868	1,398	1,193	455	890
Rate per drilling day	**20,121**	18,942	15,331	15,312	16,482	16,050	14,004	11,261	13,743
Utilization Rate – drilling	**76%**	76%	61%	37%	87%	72%	68%	33%	83%
CAODC industry average	**71%**	62%	46%	30%	73%	57%	53%	30%	72%
Drilling rigs operating	**52**	51	35	31	31	21	20	15	12
Utilization for service rigs	**69%**	61%	47%	48%	57%	70%	67%	57%	71%
Service rigs operating	**9**	8	8	7	8	8	8	8	8

Results from operations

Trinidad's operating results for the first quarter of 2005 reflected the strong market conditions that were present. Increased drilling demand, drilling days and higher day rates contributed to the 130% increase in revenue to $74.1 million, in comparison with $32.2 million in 2004. Prior acquisitions more than doubled the rigs in service throughout the quarter as compared to first quarter 2004, which resulted in an increased number of drilling days. In addition, strong industry activity has driven drilling prices up, increasing the rate per day. Industry rig utilization decreased from 73% to 71% for the first quarter due to the early spring breakup in 2005. This forced oil and gas companies to discontinue their drilling activities in March, which we expect will push revenue into the second and third quarters. Trinidad's utilization for the same period decreased from 87% to 76%, beating industry utilization for the quarter by 7%.

Consolidated gross margin increased by $20.4 million, from $14.1 million in 2004 to $34.5 million for the first quarter in 2005. Gross margin percentages also increased to 46.6% from 43.8%. Higher margins are reflective of increased demand for drilling rigs, which has driven the average rate per drilling day up. In addition, changes in the composition of Trinidad's rig fleet and acquisition of deeper drilling rigs have created the opportunity for higher margin work.

Operating and general and administrative expenses

Operating costs increased to $39.7 million for the first quarter 2005, from $18.1 million in 2004, an increase of 119%. The increase in operating costs is directly related to the increase in revenue caused by growth and strong market conditions.

General and administrative expenses were $4.6 million as compared to $2.1 million in the prior quarter as a result of the Trust's growth over the past year. Despite increased costs, Trinidad has maintained conservative expenditure levels to ensure accretive growth for the unitholders, with general and administrative expenses as a percentage of revenue declining from 6.4% to 6.1%.

Unit based compensation

Unit based compensation declined 94% in the first quarter from $2.5 million in 2004 to $0.2 million in 2005. The decline in the compensation expense recognized was as a result of the Trust adopting the fair value method in the fourth quarter 2004. The intrinsic method was originally adopted due to measurement uncertainties associated with the fair value based method; however, in response to an emphasis by regulators that fair value methodologies be used, new measurement techniques were developed to reduce the uncertainties, which enabled the Trust to utilize the fair value method.

Income taxes

Trinidad's current income tax expense increased 5.6% in the first quarter from 2004 to 2005. The increase in the expense was due to higher capital taxes as a result of increasing capital assets, and was partially offset through lower rates in 2005.

Future income tax expenses increased $3.4 million, from $1.6 million to $5.0 million. The increased expense resulted from high depreciation rates on capital assets for tax purposes, increasing the taxable temporary difference between the accounting value and the tax value on the Trust's fixed assets. The effective tax rate on earnings from the first quarter was 24.3% compared to 30.8% in the prior year. The decline in the tax rate is as a result of increases in the shareholder notes between the Trust and Trinidad Drilling from the first quarter 2004, which has increased the interest expense for tax purposes.

Net earnings and cash flow

Consolidated net earnings for the first quarter 2005 increased to $16.0 million from $4.0 million in 2004 representing a 300% increase from prior year, demonstrating the significant growth that the Trust has had over the past year. Net earnings per unit increased to $0.32 per unit from $0.14 per unit in 2004, an increase of 129%.

Cash flow from operations before change in non-cash working capital for the first quarter was $28.6 million ($0.56 per unit (diluted)) from $11.2 million ($0.38 per unit (diluted)) for the comparative quarter in 2004. This 155% growth for the Trust is a result of following an investment strategy designed to ensure accretive growth for unitholders.

LIQUIDITY AND CAPITAL RESOURCES *(thousands except unit and per unit data – Unaudited)*	**March 31, 2005**	December 31, 2004
Working Capital	**14,191**	11,884
Bank overdraft	**1,836**	1,988
Operating line of credit	**10,500**	8,000
Current portion of long term debt	**10,293**	6,482
Long term debt	**67,160**	60,909
Total debt	**89,789**	77,379
Total debt as a percentage of assets	**22.2%**	20.8%
Net debt	**52,970**	49,025
Unitholders' equity	**262,443**	255,055
Debt to unitholders' equity	**34.2%**	30.3%

Throughout the first quarter 2005, Trinidad continued the strategy employed throughout 2004, focusing on investment opportunities which would provide accretive growth to the unitholders. Debt levels increased from $77.4 million at year end to $89.8 million as at March 31, 2005 as the Trust pursued expansion opportunities. In the quarter Trinidad completed the construction of one drilling rig and one well servicing rig which were put into operations, and commenced construction on six new diesel electric drilling rigs, financed by debt.

Total debt as a percentage of assets and net debt increased only slightly in the quarter. Debt as a percentage of assets increased from 20.8% to 22.2% and net debt increased 8% to $53.0 million from $49.0 million. The rise in debt is as a direct result of investment in the Trust's capital program.

Trinidad's working capital position remains strong, and increased in the quarter from $11.9 million to $13.8 million, an increase of $1.9 million, placing the Trust in a strong financial position as it moves forward into the second quarter. In addition, during the quarter the Trust renegotiated its operating line of credit for the lesser of 75% of accounts receivable and $25.0 million and, subsequent to year end, increased its term credit facility to $165.0 million. At the end of the first quarter, only $10.5 million and $77.5 million were drawn on these facilities, respectively.

Currently, Trinidad has committed to construct six new diesel electric drilling rigs, to be deployed in the United States in the latter half of 2005 and into 2006. Total capital costs of the construction are expected to be $65.0 million, of which $16.2 million has been paid as a deposit at March 31, 2005. This commitment will be funded through the expansion to the term credit facility finalized subsequent to quarter end. Each of these rigs are backed by take or pay contracts which provide for committed days and drilling rates over the next three years.

The Trust had previously entered into a contract to purchase four well servicing rigs at a total purchase price of $9.2 million, of which $2.6 million had been spent to quarter end.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	**March 31, 2005**	December 31, 2004
Unitholders' capital	**238,221**	222,815

Unitholders' capital increased by $15.4 million in the first quarter, with the issuance of an additional 2.1 million units, due to the conversion of 281,000 Initial Series exchangeable shares ($2.2 million), all 1,641,026 Series B exchangeable shares ($12.8 million), and conversion of options and rights ($0.4 million). Unitholders' capital on May 4, 2005 was $238.3 million (48,028,337 units).

DISTRIBUTIONS	**Three months ended March 31,**			
(thousands except unit and per unit data – Unaudited)	**2005**		2004	
Cash flow before changes in non-cash working capital	**28,564**	**100%**	11,199	100%
Distributions paid & declared	**(9,105)**	**32%**	(4,292)	38%
Cash retained for growth, debt reduction & future distribution	**19,411**	**68%**	6,907	62%
Cash flow before change in non-cash working capital per unit (basic)	**0.57**		0.38	
Distributions paid & declared per unit	**(0.18)**		(0.15)	
Cash retained per unit	**0.39**		0.23	
Quarter ending annualized distribution per unit	**0.78**		0.66	

During the three months ended March 31, 2005 Trinidad distributed $9.1 million dollars, an increase of $4.8 million, or 112%, from the comparative quarter in the prior year. Annualized distributions have increased 18.2% from $0.66 per unit to $0.78 per unit. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates as an oil and gas well drilling and service rig company operating in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's property and equipment.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

OUTLOOK

Industry activity is expected to remain strong for 2005 and into 2006. Current industry well count forecast for Western Canada, based on the Petroleum Services Association of Canada's drilling forecast, has been increased to approximately 24,000 wells in 2005 and commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply. Trinidad is evaluating several opportunities for expansion both domestically and internationally to capitalize on these market conditions and respond to the needs of our customer base. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based upon return on capital and focused on low risk operating environments. We are actively pursuing other geographical areas as well as other services which meet these investment criteria.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

CONSOLIDATED BALANCE SHEETS
(thousands - Unaudited)

	March 31, 2005	December 31, 2004
Assets		
Current assets		
Accounts receivable	**64,790**	50,139
Prepaid expenses	**417**	143
	65,207	50,282
Deposit on capital assets	**18,496**	8,935
Capital assets	**309,571**	302,773
Goodwill	**9,806**	9,806
Deferred finance costs	**602**	658
	403,682	372,454
Liabilities		
Current liabilities		
Bank overdraft	**1,836**	1,988
Operating line of credit (note 3)	**10,500**	8,000
Accounts payable	**25,266**	19,174
Accrued trust distributions	**3,121**	2,754
Current portion of long term debt	**10,293**	6,482
	51,016	38,398
Long term debt	**67,160**	60,909
Future income taxes	**23,063**	18,092
	141,239	117,399
Unitholders' equity		
Unitholders' capital (note 4)	**238,221**	222,815
Exchangeable shares (note 4)	**15,808**	30,800
Contributed surplus	**3,157**	3,055
Accumulated trust distributions (note 5)	**(41,709)**	(32,604)
Accumulated earnings	**46,966**	30,989
	262,443	255,055
	403,682	372,454

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)

	Three months ended March 31, 2005	2004
Revenue	**74,115**	32,220
Expenses		
Operating	**39,662**	18,064
General and administrative	**4,577**	2,076
Unit based compensation	**140**	2,557
Depreciation and amortization	**7,476**	3,026
Interest	**1,142**	720
Earnings before income taxes	**21,118**	5,777
Income taxes		
Current	**170**	161
Future taxes	**4,970**	1,616
	5,140	1,777
Net earnings	**15,978**	4,000
Accumulated earnings - beginning of year	**30,988**	10,199
Accumulated earnings - end of period	**46,966**	14,199
Earnings per unit		
Basic	**0.32**	0.14
Diluted	**0.31**	0.13
Weighted average number of trust units		
Basic	**49,995,385**	29,096,982
Diluted	**51,103,279**	29,788,499

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands – Unaudited)

	Three months ended March 31, 2005	2004
Cash provided by (used in)		
Operating activities		
Net earnings for the period	**15,978**	4,000
Items not affecting cash		
Depreciation and amortization	**7,476**	3,026
Unit based compensation	**140**	2,557
Future income taxes	**4,970**	1,616
Cash flow from operations before change in non-cash working capital	**28,564**	11,199
Net change in non-cash operating working capital	**(9,288)**	(8,950)
	19,276	2,249
Investing activities		
(Increase) decrease in deposits on capital assets	**(9,561)**	10,869
Acquisition of Arrow Drilling	**-**	(26,438)
Purchase of capital assets	**(14,346)**	(14,592)
Proceeds from dispositions	**128**	35
Change in non-cash working capital item – accounts payable	**455**	1,275
	(23,324)	(28,851)
Financing activities		
Decrease in bank overdraft	**(152)**	-
Increase in line of credit	**2,500**	-
Increase (decrease) in long term debt – net	**10,062**	(15)
Net proceeds from unit issues	**376**	30,611
Trust unit distribution	**(9,105)**	(4,292)
Change in non-cash working capital item – accrued distributions	**367**	518
	4,048	26,822
Increase in cash for the period	**-**	220
Cash - beginning of period	**-**	4,894
Cash - end of period	**-**	5,114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2004, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2004.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Trust's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. OPERATING LINE OF CREDIT

Effective February 8, 2005, the Trust negotiated a demand operating credit facility for the lesser of 75% of accounts receivable and $25.0 million (December 31, 2004 - $15.0 million), which is payable on demand and bears interest at prime plus 0.25% per annum.

4. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding

(thousands except unit data)	**March 31, 2005**		December 31, 2004	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders capital – opening balance	**45,898,116**	**222,815**	27,949,881	79,093
Trust units issued – for cash	**-**	**-**	16,114,059	131,600
Trust units issued – for acquisitions	**-**	**-**	937,166	8,763
Trust units issued on conversion of exchangeable shares	**2,007,650**	**14,992**	-	-
Trust units issued on exercise of options and rights	**112,696**	**376**	897,010	3,002
Contributed surplus transferred on exercised options and rights	**-**	**38**	-	357
Unitholders' capital – ending balance	**48,018,462**	**238,221**	45,898,116	222,815

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares
(thousands except unit data)

	March 31, 2005		December 31, 2004	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**3,948,718**	**30,800**	-	-
Exchangeable shares issued, Initial Series – Arrow purchase	-	-	2,307,692	18,000
Exchangeable shares issued, Series B – Wilson purchase	-	-	1,641,026	12,800
Exchangeable shares exchanged, Initial Series	**(281,000)**	**(2,192)**	-	-
Exchangeable shares exchanged, Series B	**(1,641,026)**	**(12,800)**	-	-
Exchangeable shares – ending balance	**2,026,692**	**15,808**	3,948,718	30,800

The exchange ratio for the initial series exchangeable shares is 1.08825 and the trust units issuable upon conversion are 2,205,546. All Series B exchangeable shares were converted in the quarter.

5. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Three months ended March 31,	
(thousands)	**2005**	2004
Cash flow before change in non-cash working capital	**28,564**	11,199
Cash distributions paid and declared	**9,105**	4,292
Funds retained for growth capital expenditures and future distributions	**19,459**	6,907
Accumulated cash distributions – beginning of period	**32,604**	8,906
Cash distributions	**5,984**	2,516
Distributions declared and payable	**3,121**	1,776
Accumulated cash distributions - end of period	**41,709**	13,198

6. COMMITMENTS

In response to customer demand, Trinidad has commenced its North American expansion through a commitment to construct six new diesel electric drilling rigs, expected to be deployed in the United States in the later half of 2005 and into 2006. Total capital costs of the construction are expected to be $65.0 million, of which $16.2 million has been paid as a deposit as at March 31, 2005. Each of these rigs are backed by take or pay contracts which provide for committed days and drilling rates over the next three years.

In 2004, the Trust entered into a contract to purchase four well servicing rigs at a total purchase price of $9.2 million, of which $2.6 million had been spent to quarter end.

7. SUBSEQUENT EVENTS

On April 14, 2005, Trinidad increased its term credit facility to a $165.0 million (December 31, 2004 - $100.0 million) non-reducing term facility held by G.E. Canada Asset Financing Inc., Deutsche Bank A.G., and Toronto Dominion Bank. There were no changes in the terms of the credit facility.

On May 2, 2005, the Trust announced that, effective April 1, 2005, they had acquired all of the outstanding shares of Titan Surface Casing Ltd. for consideration of $24.9 million and assumption of net debt of $7.9 million. The acquisition will be funded through $3.2 million cash with the balance payable through the issuance of 1,961,132 exchangeable shares with a deemed value of $20.8 million and the issuance of 85,960 trust units with a deemed value of $0.9 million.